UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under The Securities Exchange Act of 1934

Meredith Enterprises, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

589439 10 8

(CUSIP Number)

Allen K. Meredith

Manager, Meredith I LLC

Meredith Enterprises, Inc.

3000 Sand Hill Road, Building 2, Suite 120

Menlo Park, CA 94025

(650) 233-7140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). Allen K. Meredith

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 78,667 8. Shared Voting Power: 82,998 9. Sole Dispositive Power: 78,667 10. Shared Dispositive Power: 82,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 161,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 15.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). Kim Meredith

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: -0- 8. Shared Voting Power: 161,665 9. Sole Dispositive Power: -0- 10. Shared Dispositive Power: 161,665

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 161,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 15.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). Meredith I LLC / 47-0918243

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 82,332 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 82,332 10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 161,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 15.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). Meredith II LLC / to be applied for

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 8. Shared Voting Power: -0- 9. Sole Dispositive Power: -0- 10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 161,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 15.5%

14.	Type of Reporting Person (See Instructions): CO

This Amendment No. 3 to Schedule 13D amends the Schedule 13D amendment No. 2 dated September 19, 2003, which amended Schedule 13D amendment No. 1 dated June 24, 2003, which amended Schedule 13D dated May 9, 2003, (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as provided in the Schedule 13D.

Item 2: Identity and Background

Item 3 is hereby amended by deleting subpart (a) it in its entirety and inserting the following in its place:

This Schedule 13D is being filed by Mr. Allen K. Meredith, Mrs. Kim Meredith, Meredith I LLC and Meredith II LLC. Both Meredith I LLC and Meredith II LLC are California limited liability companies of which Mr. Meredith and his wife, Mrs. Kim Meredith, are the sole co-managers. Mr. and Mrs. Meredith, Meredith I LLC and Meredith II LLC are collectively referred to herein as the “Filing Persons”.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting it in its entirety and inserting the following in its place:

As of the date hereof, Mr. Meredith is the direct owner of 12,000 shares of Common Stock, all of which were purchased with personal funds.

As of the date hereof, Meredith I LLC beneficially owns 82,998 shares of Common Stock.

Mr. and Mrs. Meredith, as the sole co-managers of Meredith I LLC, have shared joint authority over the disposition of all shares of Common Stock held by Meredith I LLC, as well as the acquiring, holding and voting of such shares, provided however that Mr. Meredith’s decision is determinative. Under the rules of the Securities and Exchange Commission, shares of Common Stock beneficially owned by Meredith I LLC thus may be deemed to be beneficially owned by each of Mr. and Mrs. Meredith. Further, shares of Common Stock beneficially owned by either Mr. or Mrs. Meredith may be deemed to be beneficially owned by the other spouse. Mr. and Mrs. Meredith disclaim beneficial ownership of shares held by Meredith I LLC except to the extent of their individual pecuniary interest therein.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting it in its entirety and inserting the following in its place:

Mr. Meredith is the President and Chief Executive Officer of Meredith Enterprises, Inc. He previously filed a Statement of Beneficial on Schedule 13G on March 14, 2003. On May 9, 2003, he and his wife, Kim Meredith, entered into an Operating Agreement with certain other individuals (the “Class A Members”) under which the Class A members became members in Meredith I LLC and Mr. and Mrs. Meredith became co-managers thereof. Meredith I LLC was formed, and the Operating Agreement was entered into, with the purpose of facilitating the purchase of shares of Common Stock. Meredith I LLC is a limited liability company formed under the laws of the State of California that has $500,000 of committed capital from the Class A Members (the “Committed Funds”), in addition to 18,000 shares of Common Stock contributed by Mr. Meredith. In September 2003, the committed capital of the Class A Members of Meredith I LLC was increased by $200,000 to $700,000.

Meredith I LLC intends to use all of its Committed Funds to purchase additional shares of Common Stock in the market and/or through privately negotiated purchases from time to time in amounts and on dates that have not yet been determined subject to prevailing prices, market conditions and other factors considered relevant, in addition to expenses related to its formation and activities, provided however that none of the Filing Persons will make any purchases of Common Stock prior to the tenth day following the filing of this Schedule 13D. Any purchases will be made in compliance with federal securities laws and restrictions placed by Meredith Enterprises’ on the trading of Common Stock by its officers and directors. At the time they entered into the Operating Agreement, none of the Class A Members beneficially owned Common Stock and, further, each Class A Member has contractually agreed not to acquire or otherwise beneficially own shares of Common Stock for so long as they remain Class A members of Meredith I LLC.

In addition, under the terms of the Operating Agreement, either or both of Mr. and Mrs. Meredith may be a manager or member of other limited liability companies or affiliate of other entities that may be formed in the future with the purpose of purchasing additional shares of Common Stock. Mr. Meredith may, through a combination of purchases in the open market and/or privately negotiated purchases by any of the Filing Persons or any other entities that may be formed in the future, obtain sufficient shares that he and his affiliates would be deemed together to own the maximum percentage outstanding of Common Stock that he, together with persons whose beneficial ownership is attributable to him, is permitted beneficially to own under Article 5 of Meredith Enterprises’ restated certificate of incorporation (the “Certificate”) as filed with the Securities and Exchange Commission on March 31, 2003 as Exhibit 3.2.6 to Meredith Enterprises’ Annual Report on Form 10-K for the year ended December 31, 2003. Such maximum percentage is 29%, as determined in accordance with the definition of “Beneficial Ownership” set forth in Article 5 of the Certificate. As noted above, any acquisitions of shares by the Filing Persons or any such entities that may be formed in the future will be subject to prevailing prices, market conditions and other factors considered relevant.

The Filing Persons have no current intention to acquire in the aggregate in excess of the maximum percentage permitted to be beneficially owned by Mr. Meredith in accordance with Article 5 of the Certificate. However, Mr. Meredith has contemplated the possibility at some future undetermined time of seeking to engage in a transaction that would bring him and his affiliates above such ownership level and, further, possibly confer control of Meredith Enterprises upon him and his affiliates. Mr. Meredith has not decided whether in fact he will do so and recognizes that any decision he makes in the future will be affected by, among other things, general market conditions, the availability of financing, the financial condition of Meredith Enterprises and prospects associated therewith, the provisions of Meredith Enterprises’ Certificate and the willingness of Meredith Enterprises’ board of directors to waive certain provisions of such Certificate. Except as described herein, the Filing Persons have no current intention to engage in a transaction enumerated in Items (a) through (j) of Schedule 13D as promulgated by the Securities and Exchange Commission.

On October 15, 2003, Allen Meredith and his wife, Kim Meredith, formed Meredith II LLC. Upon the contribution of cash, other individuals (the “Class A Members”) will become members in Meredith II LLC and Mr. and Mrs. Meredith will become co-managers thereof. Meredith II LLC was formed with the purpose of facilitating the purchase of shares of Common Stock. Meredith II LLC is a limited liability company formed under the laws of the State of California that provides for up to $2,000,000 of committed capital from the Class A Members (the “Committed Funds”), in addition to 5,000 shares of Common Stock contributed by Mr. Meredith.

Meredith II LLC intends to use all of its Committed Funds to purchase additional shares of Common Stock in the market and/or through privately negotiated purchases from time to time in amounts and on dates that have not yet been determined subject to prevailing prices, market conditions and other factors considered relevant, in addition to expenses related to its formation and activities, provided however that none of the Filing Persons will make any purchases of Common Stock prior to the tenth day following the filing of this Schedule 13D. Any purchases will be made in compliance with federal securities laws and restrictions placed by Meredith

Enterprises on the trading of Common Stock by its officers and directors. Upon funding of Meredith II LLC, each Class A Member will contractually agree not to acquire or otherwise beneficially own shares of Common Stock for so long as they remain Class A members of Meredith II LLC.

In addition, either or both of Mr. and Mrs. Meredith may be a manager or member of other limited liability companies or affiliate of other entities that may be formed in the future with the purpose of purchasing additional shares of Common Stock. Mr. Meredith may, through a combination of purchases in the open market and/or privately negotiated purchases by any of the Filing Persons or any other entities that may be formed in the future, obtain sufficient shares that he and his affiliates would be deemed together to own the maximum percentage outstanding of Common Stock that he, together with persons whose beneficial ownership is attributable to him, is permitted beneficially to own under Article 5 of Meredith Enterprises’ restated certificate of incorporation (the “Certificate”) as filed with the Securities and Exchange Commission on March 31, 2003 as Exhibit 3.2.6 to Meredith Enterprises’ Annual Report on Form 10-K for the year ended December 31, 2003. Such maximum percentage is 29%, as determined in accordance with the definition of “Beneficial Ownership” set forth in Article 5 of the Certificate. As noted above, any acquisitions of shares by the Filing Persons or any such entities that may be formed in the future will be subject to prevailing prices, market conditions and other factors considered relevant.

The Filing Persons have no current intention to acquire in the aggregate in excess of the maximum percentage permitted to be beneficially owned by Mr. Meredith in accordance with Article 5 of the Certificate. However, Mr. Meredith has contemplated the possibility at some future undetermined time of seeking to engage in a transaction that would bring him and his affiliates above such ownership level and, further, possibly confer control of Meredith Enterprises upon him and his affiliates. Mr. Meredith has not decided whether in fact he will do so and recognizes that any decision he makes in the future will be affected by, among other things, general market conditions, the availability of financing, the financial condition of Meredith Enterprises and prospects associated therewith, the provisions of Meredith Enterprises’ Certificate and the willingness of Meredith Enterprises’ board of directors to waive certain provisions of such Certificate. Except as described herein, the Filing Persons have no current intention to engage in a transaction enumerated in Items (a) through (j) of Schedule 13D as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting it in its entirety and inserting the following in its place:

As of the date hereof, Mr. and Mrs. Meredith and Meredith I LLC directly and indirectly beneficially own Common Stock in such amounts as follows with the accompanying percentages based on a total of 975,298 shares of Common Stock outstanding as disclosed in Meredith Enterprises’ proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on May 2, 2003:

	Directly		Direct Percent	Indirectly		Indirect Percent	Total Beneficially Owned	Total Beneficially Owned Percent
Allen K. Meredith	78,667	(1)	7.5%	82,998	(2)	8.0%	161,665	15.5%
Kim Meredith	—		—	161,665	(1)(2)	15.5%	161,665	15.5%
Meredith I LLC	82,998		8.5%	—		—	82,998	8.5%

(1)	Mr. Meredith has vested on 66,667 shares underlying an option to purchase an aggregate of 66,667 shares of Common Stock at an exercise price of $10.25 per share. The vesting schedule as to such option provides that 33,334 of the shares underlying the option vested on August 21, 2002 and the remaining 33,333 shares vest ratably on a quarterly basis over the following year provided that Mr. Meredith continues to provide services to Meredith Enterprises. Consequently, Mr. Meredith has vested in full as to all of the shares underlying such option on August 21, 2003.

(2)	All shares are held by Meredith I LLC, of which Mr. and Mrs. Meredith are the co-managers. As such, Mr. and Mrs. Meredith have shared joint authority over the disposition of all shares of Common Stock held by Meredith I LLC, as well as the acquiring, holding and voting of such shares, provided however that Mr. Meredith’s decision is determinative. Mr. and Mrs. Meredith disclaim beneficial ownership of shares held by Meredith I LLC except to the extent of their individual pecuniary interest therein.

Since September 26, 2003 to the date hereof, (a) Mr. Meredith has not purchased any shares of Common Stock (b) Mrs. Meredith has not purchased any shares of Common Stock, and (c) Meredith I LLC has purchased shares of Common Stock on the dates, in the amounts and for the prices as follows:

Date of Acquisition	Number of Shares	Price Per Share
October 2, 2003	666	$11.19

Between October 2, 2003 and October 15, 2003, Meredith I LLC purchased an aggregate of 666 shares of Common Stock for an aggregate purchase price of $7,453 using funds from capital contributions and margin loan accounts. Such shares were acquired through privately negotiated transactions. The per share prices were determined by negotiation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLEN K. MEREDITH

/s/ Allen K. Meredith

By: Allen K. Meredith
Date: October 15, 2003

KIM MEREDITH

/s/ Kim Meredith

By: Kim Meredith
Date: October 15, 2003

MEREDITH I LLC

/s/ Allen K. Meredith

By: Allen K. Meredith
Its: Manager
Date: October 15, 2003

MEREDITH II LC

/s/ Allen K. Meredith

By: Allen K. Meredith
Its: Manager
Date: October 15, 2003